Shinhan Financial Group FY2005 Operating Results

On February 7, 2006, Shinhan Financial Group announced its operation results for the year 2005 during our earnings conference at the Korea Stock Exchange. Followings are the key figures we announced through a fair disclosure to the Korea Stock Exchange. Full IR presentation material is available at our website (www. shinhangroup.com).

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and have not been fully audited by our independent auditor yet; therefore, contents are subject to changes in the due course of audit process.

1. Operation results of Shinhan Financial Group

(1) Year on Year

(in millions of KRW)

	FY 2005	FY 2004	% change

Operating Revenue	15,510,937	14,342,873	8.1%

Operating Income	1,776,178	1,469,789	20.9%

Ordinary Income	2,011,223	1,333,781	50.8%

Net Income	1,732,067	1,050,295	64.9%

(2) Quarter on Quarter

(in millions of KRW)

	4th quarter of 2005	3rd quarter of 2005	% change	4th quarter of 2004	% change

Operating Revenue	3,953,191	3,438,563	15.0%	4,912,437	-19.5%

Operating Income	420,860	470,412	-10.5%	331,647	26.9%

Ordinary Income	523,247	471,886	10.9%	286,005	83.0%

Net Income	466,192	407,391	14.4%	255,714	82.3%

2. Net Income of Major Subsidiaries – Year on Year

(in millions of KRW)

	FY2005	FY2004	% change

Shinhan Bank	774,422	844,113	-8.3%

Chohung Bank	756,505	265,238	185.2%

Shinhan Card	54,241	5,822	831.7%

Good Morning Shinhan Securities	87,240	43,576	100.2%